Exhibit 2.3

AMENDMENT NO. 2

to the

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

dated as of September 20, 2007

This AMENDMENT NO. 2 (“Amendment No. 2”) to that certain Agreement and Plan of Merger and Reorganization, dated as of September 20, 2007, by and among Ariba, Inc. (the “Parent”), Axe Acquisition Corporation (the “Merger Sub”), Procuri, Inc. (the “Company”), and Insight Venture Partners, LLC, as stockholders’ representative (the “Stockholders’ Representative”), as amended by that certain Amendment No. 1 dated October 4, 2007, (the “Agreement”) is made as of this 7th day of December, 2007, by and among Parent, Merger Sub, the Company and the Stockholders’ Representative. Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings set forth in the Agreement.

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with the Agreement and the General Corporation Law of the State of Delaware and to the extent applicable the California General Corporation Law; and

WHEREAS, the parties to the Agreement wish to amend the Agreement to cause a portion of the Parent Common Stock to be issued in the Merger to be paid to certain recipients of the Carve-Out Plan Obligations and a portion of the Carve-Out Plan payments to be deposited in the Escrow Fund, which amendments will not increase the Escrow Fund or the number of shares of Parent Common Stock to be issued in the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Section 2.01(b) of the Agreement is hereby amended to add the following defined terms in the appropriately numbered subsection of Section 2.01(b):

Management Participants means those individuals listed on Exhibit J.

Management Carve-Out Payment means an amount equal to Seven Million Three Hundred Eighteen Thousand Dollars ($7,318,000.00).

Parent Shares means shares of Parent Common Stock to be issued by Parent pursuant to the Merger Agreement, including shares of Parent Common Stock issued to holders of Company Stock and Company Options and to Management Participants.

2. The Agreement is hereby amended by deleting the definitions of “Parent Cash Percentage” and “Parent Stock Percentage” in Section 2.01(b) in their entirety and replacing such definitions with the following:

“Parent Cash Percentage” means the difference between one hundred percent (100%) and the Parent Stock Percentage.

“Parent Stock Percentage” means the quotient obtained by dividing (i) the Parent Shares Value by (ii) the excess of (A) the sum of the Aggregate Merger Consideration and the Management Carve-Out Payment over (B) the sum of the Option Consideration and the

Dissenting Shares Cash Payment; provided that each Management Participant’s applicable Parent Stock Percentage shall be reduced and the Parent Stock Percentage for all holders of Company Stock and Company Options shall be proportionately increased to ensure that the cash amount paid to such Management Participant pursuant to the Carve-Out Plan Obligations shall not be less than the aggregate of the applicable amount of withholding for all Taxes for such Management Participant with respect to the Carve-Out Plan Obligations plus the allocable portion of the Escrow Fund charged to such Management Participant pursuant to Section 2.02(b).

3. The second sentence of the first paragraph of Section 2.02(a) of the Agreement is hereby amended to read in its entirely as follows:

On or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent for the benefit of the holders of Company Stock and Company Options an amount sufficient to pay the Parent Cash (less the Escrow Cash) and Option Consideration.

4. Section 2.02(b) of the Agreement is hereby amended to read in its entirety as follows:

Escrow Fund. Prior to or simultaneously with the Closing, the Stockholders’ Representative and Parent shall enter into an escrow agreement (the “Escrow Agreement”) with a nationally chartered bank or trust company with assets of not less than Five Billion Dollars ($5 Billion) selected by Parent (the “Escrow Agent”), substantially in the form of Exhibit D hereto. Pursuant to the terms of the Escrow Agreement, Parent shall deposit the Escrow Cash into an escrow account and into a separate escrow account the Expense Reserve, which account is to be managed by the Escrow Agent (the “Escrow Account”). Any Escrow Cash in the Escrow Account is referred to herein as the “Escrow Fund.” The amount of cash that otherwise would be paid to each holder of Company Stock at Closing pursuant to Section 2.01(a)(i), and the amount of cash that otherwise would have been paid to each holder of a Company Option pursuant to Section 2.04, shall be reduced by such holder’s percentage interest in the Escrow Cash. Distributions of any Escrow Cash from the Escrow Account shall be governed by the terms and conditions of the Escrow Agreement. The adoption of this Agreement and the approval of the Merger by the Company Stockholders shall constitute approval of the Escrow Agreement and of all the arrangements relating thereto, including, without limitation, the placement of the Escrow Cash in escrow and the appointment of the Stockholders’ Representative. Each such holder’s percentage interest in the Escrow Cash shall be equal to the quotient obtained by dividing:

(i) the product of (A) the shares of Company Common Stock included with respect to such holder in the definition of “Fully Diluted Common Shares Amount” plus, to the extent applicable, the True Source Stock and (B) the Per Share Merger Consideration by

(ii) the sum of (A) the product of (x) the excess of the total number of shares included in the definition of “Fully Diluted Common Shares Amount” plus the True Source Stock over the total number of Dissenting Shares and (y) the Per Share Merger Consideration and (B) the Management Carve-Out Payments.

The Escrow Agreement shall be amended to reflect the percentage interest of each of the Management Participants in the Escrow, which shall be determined by dividing such Management Participant’s Carve-Out Payment set forth next to such Management Participant’s name on Exhibit J by the aggregate amount described in clause (ii) above.

5. In addition to Parent’s obligations set forth in Section 2.02 but subject to the provisions of Section 2.02 and subject to compliance with applicable federal and state securities laws, Parent shall (a) cause to be issued to the Management Participants as compensation, subject to applicable Tax withholdings, a number of shares of Parent Common Stock equal to such Management Participant’s Management Carve-Out Payment set forth next to such Management Participant’s name on Exhibit J multiplied by the Parent Stock Percentage and divided by the Average Closing Price and (b) pay or cause the Company to pay the cash portion of the Carve-Out Plan Obligation subject to applicable Tax withholding. For the avoidance of doubt, the parties acknowledge and agree that in no event shall Parent be required to pay more cash, including applicable withholding Taxes relating to the Carve Out Plan Obligations, or issue more Parent Shares than it would have been required to issue or pay had the Agreement not been amended by this Amendment No. 2.

6. No later than two business days prior to the Closing Date, the Company shall deliver to Parent (i) a written copy of the Carve-Out Plan and the plan providing for the 280G Gross-up Payments and (ii) written acknowledgement of each Management Participant listed on Exhibit J acknowledging his or her participation in the Carve-Out Plan and releasing any claims that he or she may have as a result of such plans, including as a result of receiving a portion of the Management Carve-Out Payment in Parent Common Stock and having a portion of the such payment being subject to the Escrow Fund and the indemnification obligations arising under the Merger Agreement.

7. For the avoidance of doubt, the parties acknowledge and agree that (a) regardless of whether or not paid in cash or Parent Shares, all amounts paid pursuant to the Carve-Out Plan Obligations shall reduce the Aggregate Merger Consideration as set forth in the definition in Section 2.02(b)(i) and (b) such Carve-Out Plan Obligations (together with all other items included in determining the Aggregate Merger Consideration) shall not be included in Current Liabilities or otherwise taken into account in determining Working Capital under and pursuant to the Agreement. For the further avoidance of doubt, the parties acknowledge and agree that in no event shall the Estimated Working Capital Adjustment or the Final Working Capital Adjustment change as a result of the parties entering into this Amendment No. 2.

8. Except to the extent amended hereby, all of the definitions, terms, provisions and conditions set forth in the Agreement are hereby ratified and confirmed and shall remain in full force and effect. The Agreement and this Amendment No. 2 shall be read and construed together as a single agreement and the term “Agreement” shall henceforth be deemed a reference to the Agreement as amended by this Amendment No. 2. This Amendment No. 2 may be signed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument. In making proof of this Amendment No. 2, it shall not be necessary to produce or account for more than one such counterpart.

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IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to be executed and delivered by their duly authorized representatives, all as of the day and year written above.

ARIBA, INC.

By:	/s/ Robert M. Calderoni
Name:	Robert M. Calderoni
Title:	Chief Executive Officer

AXE ACQUISITION CORPORATION

By:	/s/ James W. Frankola
Name:	James W. Frankola
Title:	President

PROCURI, INC.

By:	/s/ Mark F. Morel
Name:	Mark F. Morel
Title:	Chief Executive Officer and President

STOCKHOLDERS’ REPRESENTATIVE

INSIGHT VENTURE PARTNERS, LLC

By:	/s/ Deven Parekh
By:
Name:	/s/ Deven Parekh
Title:	Managing Director

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